UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2004

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F: Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934. Yes |_|    No |X|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 23, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: July 26, 2004                         /s/ Jose Luis Riera
                                            ------------------------------------
                                            Name:  Jose Luis Riera
                                            Title: Attorney in fact

                                            /s/ Fernando Cabrera
                                            ------------------------------------
                                            Name:  Fernando Cabrera
                                            Title: Attorney in fact

[LOGO] IUSACELL                                               Jose Luis Riera K.
        Pensamos en it                                   Chief Financial Officer
                                                                  5255-5109-5927

                                                                J. Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

--------------------------------------------------------------------------------
Second Quarter 2004 Results
--------------------------------------------------------------------------------

Mexico City, July 23, 2004 - Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV and NYSE: CEL] today announced unaudited financial results for the second quarter ended June 30, 20041.

Financial Results

Revenue during the second quarter of 2004 decreased 4% from the previous quarter to P$1,269 million due to lower handsets sales volume. Revenues for the quarter increased 7% compared to the second quarter in 2003 mainly due to higher handset sales volume, offset in part by a 3% decrease in service revenues due a reduction in our rates to contend in the highly competitive Mexican market. As of June 30, 2004, subscribers totaled approximately 1.3 million.

Cost of sales during the second quarter of 2004 decreased 18% from the previous quarter to P$704 million due to lower handset sales volume. However, this item increased 101% from the second quarter in 2003 mainly driven by the change in our accounting policy adopted as of the third quarter of 2003 whereby we now expense the postpaid handset-related costs rather than amortize them over the average life of the postpaid contracts, and by higher costs related to higher traffic.

Operating expenses increased 55% during the second quarter of 2004 as compared to the first quarter of 2004, primarily due to other income of P$95 million reflected in the first quarter of 2004 in connection to the sale of 46 towers to American Tower Corporation. The increase was also due, to a lesser extent, i) to an increase of 6% in sales and advertising expenses mainly driven by an increase in temporary sales employees ii) an increase of 26% in general and administrative expenses and iii) other loss related to sales of fixed assets of P$5 million in the second quarter of 2004. Excluding the other income generated by the sales of towers in the first quarter of 2004, the increase of the operating expense would had been 11%.

Operating expenses decreased 5% in the second quarter of 2004 in comparison with the second quarter of 2003 mainly due to higher sales and advertising expenses of 3% and a reduction of 27% in administrative expenses as a result of the implementation of cost reduction measures.

Operating income before depreciation and amortization decreased 18% to P$188 million from P$228 million in the previous quarter and also decreased 58% from the second quarter in 2003, both decreases due to the reasons described above. Excluding the other income generated by the sale of towers in the first quarter of 2004 and the other loss from the sale of fixed assets during the second quarter of 2004, our operating income before depreciation and amortization would have increased 45% as compared to the previous quarter.

Depreciation and amortization decreased 25% in the second quarter of 2004 to P$483 million compared with the second quarter of 2003 reflecting the Company's decision, adopted during the third quarter of 2003, of expensing the postpaid handset-related costs rather than amortizing them over the average life of the postpaid contracts.

Operating loss in the second quarter of 2004 increased 10% to P$296 million compared to the previous quarter and increased 48% from the second quarter in 2003, both as a result of the factors described above.

----------
1 Unless otherwise noted, all monetary figures are expressed in Mexican pesos as of June 30, 2004 in accordance to Mexican GAAP. The symbols "P$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

Integral financing cost during the second quarter of 2004 increased to P$605 million from P$22 million reflected during the previous quarter and an integral financing gain of P$19 million during the same quarter of 2003. This result was mainly driven by an exchange loss of P$357 million caused by the effect on the Company's U.S. dollar-denominated indebtedness of the depreciation of the peso compared with the dollar, and a monetary gain of P$1 million caused by the effect on our net monetary position of a inflation experienced, both during the second quarter of 2004.

Net loss during the quarter amounted to P$946 million. This compares to a net loss of P$346 million in the previous quarter and P$130 million in the first quarter of 2003.

Capital expenditures: Iusacell invested approximately US$11 million during this quarter to expand coverage throughout its regions.

Recent Developments

Iusacell launched 3rd Generation (3G) services: On July 14, 2004, Iusacell launched 3G Services; a 3G CDMA third-generation technology that offers a wide range of multimedia applications that enables subscribers to use their mobile phones as a communication tool that complements their lifestyles. Iusacell is the first mobile telephone company in Mexico to offer full coverage using third generation technology.

Iusacell also integrated QUALCOMM'S BREW solution to its system, thus allowing subscribers to surf and download a variety of applications, such as e-mail, ring tones, screen savers, games, and photo transmission, through its mobile telephones. Iusacell plans to offer video transmission features under this technology soon.

Debt Restructuring: As part of the Company's ongoing debt restructuring process, the Company hired in March 2004 the services of Hill Street Capital LLC, as its financial advisor. Hill Street Capital LLC is an investment banking firm established in New York, with experience providing advice and assistance in the execution of financial strategy, merger and acquisitions, restructurings and raising of debt and equity.

The Company, represented by its financial advisor, has held discussions with a group of its creditors aiming to reach a comprehensive restructuring agreement in the shortest possible period. However, the Company can not predict if, when or how such an agreement would be reached. Given its difficult financial situation, the Company does not plan to service the great majority of its financial indebtedness until a comprehensive restructuring agreement with its creditors has been reached.

While the Company works with its advisors towards a comprehensive debt restructuring plan, it continues with its normal daily operations, offering quality products and services that satisfy the need of its customers, with a constant commitment to renew and launch new products and state-of-the-art technology services.

                                * * * * * * * * *

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates.

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month period ended June 30, 2004, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at June 30, 2004.

                    GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
           COMPARISON OF SECOND QUARTER 2004 WITH SECOND QUARTER 2003
             (Figures in thousands of constant June 30, 2004 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Change
                                                              2Q '04                            2Q '03                    2Q04 /2Q03
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities                                 3,189           0.0%            128,560           0.9%         -97.5%
Accounts receivable, net                                     482,782           4.3%            509,882           3.5%          -5.3%
Related Parties                                               57,959           0.5%                  0           0.0%             -
Recoverable taxes and other                                  223,329           2.0%            667,017           4.5%         -66.5%
Inventories                                                  371,618           3.3%             53,911           0.4%         589.3%
TOTAL CURRENT ASSETS                                       1,138,877          10.1%          1,359,370           9.2%         -16.2%

Property and equipment, net                                7,197,393          63.9%          9,027,039          61.4%         -20.3%
Excess of cost of investments
in subsidiaries over book
value, net                                                 1,843,432          16.4%          2,075,284          14.1%         -11.2%
Other assets                                               1,085,340           9.6%          2,242,027          15.2%         -51.6%
TOTAL ASSETS                                              11,265,042         100.0%         14,703,720         100.0%         -23.4%

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current Liabilities
Accrued liabilities                                        1,990,461          17.7%            950,563           6.5%         109.4%
Related parties                                               36,853           0.3%                  0           0.0%             -
Accounts payable                                             492,457           4.4%            204,636           1.4%         140.7%
Short-term debt                                            9,126,954          81.0%          8,479,298          57.7%           7.6%
TOTAL CURRENT LIABILITIES                                 11,646,725         103.4%          9,634,497          65.5%          20.9%

Non-current liabilities                                       95,583           0.8%            265,027           1.8%         -63.9%
TOTAL LIABILITIES                                         11,742,308         104.2%          9,899,524          67.3%          18.6%

Minority interest                                            -58,540          -0.5%              3,155           0.0%       -1955.5%
Shareholders' Equity
Capital stock                                              7,538,780          66.9%          7,538,780          51.3%           0.0%
Legal reserve                                                 21,187           0.2%             21,187           0.1%           0.0%
Capital contributions                                      1,483,522          13.2%          1,483,522          10.1%           0.0%
Net loss                                                  -1,291,372         -11.5%           -853,332          -5.8%          51.3%

Accumulated earnings from
prior years                                               -8,390,616         -74.5%         -3,608,889         -24.5%         132.5%

Excess from restatement of
shareholders' equity                                         219,773           2.0%            219,773           1.5%           0.0%

TOTAL SHAREHOLDERS' EQUITY                                  -418,726          -3.7%          4,801,041          32.7%        -108.7%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                      11,265,042         100.0%         14,703,720         100.0%         -23.4%
------------------------------------------------------------------------------------------------------------------------------------

                  GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
           COMPARISON OF SECOND QUARTER 2004 WITH SECOND QUARTER 2003
             (Figures in thousands of constant June 30, 2004 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Change
                                                                  2Q '04                         2Q '03                    2Q04/2Q03
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Service                                                        1,094,439          86.2%       1,123,212          94.4%         -2.6%
Equipment sales and other                                        174,480          13.8%          67,090           5.6%        160.1%
     TOTAL REVENUE                                             1,268,919         100.0%       1,190,302         100.0%          6.6%

Cost of services                                                 432,540          34.1%         324,799          27.3%         33.2%
Other costs                                                      271,118          21.4%          24,618           2.1%       1001.3%
     TOTAL COSTS                                                 703,658          55.5%         349,417          29.4%        101.4%

GROSS MARGIN                                                     565,261          44.5%         840,885          70.6%        -32.8%

Sales & Advertising expenses                                     285,248          22.5%         277,745          23.3%          2.7%
General and administrative expenses                               87,794           6.9%         119,689          10.1%        -26.6%
Other  income                                                      4,592           0.4%               0           0.0%            -
     TOTAL OPERATING EXPENSES                                    377,634          29.8%         397,434          33.4%         -5.0%

OPERATING INCOME BEFORE DEPRECIATION AND
AMORTIZATION                                                     187,627          14.8%         443,451          37.3%        -57.7%

Depreciation and amortization                                    483,264          38.1%         642,660          54.0%        -24.8%
OPERATING LOSS                                                  -295,637         -23.3%        -199,209         -16.7%         48.4%

Other (income) expenses                                           -7,834          -0.6%         -72,218          -6.1%        -89.2%

Interest expense, net                                            249,014          19.6%         247,118          20.8%          0.8%
Foreign exchange loss (gain)                                     356,883          28.1%        -241,291         -20.3%        247.9%
Monetary correction                                                 -997          -0.1%         -24,732          -2.1%        -96.0%
     INTEGRAL FINANCING COST                                     604,900          47.7%         -18,905          -1.6%      -3299.7%

INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                                   -892,703         -70.4%        -108,086          -9.1%        725.9%

Part (Income) loss Subsidiaries                                       24           0.0%            -193           0.0%       -112.4%
Taxes                                                             55,096           4.3%          25,048           2.1%        120.0%

NET  LOSS BEFORE MINORITY INTEREST                              -947,823         -74.7%         -132,941        -11.2%        613.0%

Minority interest                                                 -2,255          -0.2%          -3,174          -0.3%        -29.0%
NET LOSS                                                        -945,568         -74.5%        -129,767         -10.9%        628.7%
------------------------------------------------------------------------------------------------------------------------------------

                GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
           COMPARISON OF SECOND QUARTER 2004 WITH SECOND QUARTER 2003
             (Figures in thousands of constant June 30, 2004 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Change
                                                                  2Q' 04                          2Q `03                   2Q04/2Q03
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities                                     3,072            0.0%         114,039            0.9%      -97.3%
Accounts receivable, net                                         478,557            4.8%         509,263            4.0%       -6.0%
Related parties                                                  211,329            2.1%          96,469            0.7%      119.1%
Recoverable taxes and other                                      177,473            1.8%         579,313            4.5%      -69.4%
Inventories                                                      371,618            3.7%          53,911            0.4%      589.3%
TOTAL CURRENT ASSETS                                           1,242,049           12.4%       1,352,995           10.5%      -8.2%

Property and equipment, net                                    6,448,593           64.5%       8,187,335           63.5%      -21.2%

Excess of cost of investments in
subsidiaries over book value, net                              1,660,544           16.6%       1,880,694           14.6%      -11.7%
Other assets                                                     650,156            6.5%       1,471,332           11.4%      -55.8%
TOTAL ASSETS                                                  10,001,342          100.0%      12,892,356          100.0%      -22.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accrued liabilities                                              788,776            7.9%         470,146            3.6%       67.8%
Related parties                                                   36,810            0.4%               0            0.0%          -
Accounts payable                                                 419,041            4.2%         109,730            0.9%      281.9%
Short-term debt                                                4,787,959           47.9%       4,536,894           35.2%        5.5%
TOTAL CURRENT LIABILITIES                                      6,032,586           60.3%       5,116,770           39.7%       17.9%

Non-current liabilities                                              576            0.0%           3,921            0.0%      -85.3%
TOTAL LIABILITIES                                              6,033,162           60.3%       5,120,691           39.7%       17.8%

Minority interest                                                -58,540           -0.6%               0            0.0%          -

Shareholders' Equity
Capital stock                                                 16,815,389          168.1%      16,815,389          130.4%        0.0%
Legal reserve                                                     29,942            0.3%          29,942            0.2%        0.0%
Capital contributions                                            103,608            1.0%         103,608            0.8%        0.0%
Net loss                                                        -835,560           -8.4%        -469,488           -3.6%       78.0%
Accumulated earnings from prior years                         -11,344,733        -113.4%      -7,965,860          -61.8%       42.4%
Excess from restatement of
shareholders' equity                                            -741,926           -7.4%        -741,926           -5.8%        0.0%

TOTAL SHAREHOLDERS' EQUITY                                     4,026,720           40.3%       7,771,665           60.3%      -48.2%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                          10,001,342          100.0%      12,892,356          100.0%      -22.4%
------------------------------------------------------------------------------------------------------------------------------------

              GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
           COMPARISON OF SECOND QUARTER 2004 WITH SECOND QUARTER 2003
             (Figures in thousands of constant June 30, 2004 pesos)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Change
                                                                2Q '04                         2Q '03                      2Q04/2Q03
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Service                                                      1,112,098           86.5%      1,139,792         94.6%            -2.4%
Equipment sales and other                                      174,229           13.5%         64,614          5.4%           169.6%
TOTAL REVENUE                                                1,286,327          100.0%      1,204,406        100.0%             6.8%

Cost of services                                               467,744           36.4%        324,521         26.9%            44.1%
Other costs                                                    271,118           21.1%         24,618          2.0%          1001.3%
TOTAL COSTS                                                    738,862           57.4%        349,139         29.0%           111.6%

GROSS MARGIN                                                   547,465           42.6%        855,267         71.0%           -36.0%

Sales & Advertising expenses                                   282,825           22.0%        277,745         23.1%             1.8%
General and administrative expenses                             83,008            6.5%        118,183          9.8%           -29.8%
Other income                                                     4,573            0.4%              0          0.0%          -100.0%
TOTAL OPERATING EXPENSES                                       370,406           28.8%        395,928         32.9%            -6.4%

OPERATING INCOME BEFORE
DEPRECIATION AND AMORTIZATION                                  177,059           13.8%        459,339         38.1%           -61.5%

Depreciation and amortization                                  444,498           34.6%        598,133         49.7%           -25.7%
OPERATING LOSS                                                -267,439          -20.8%       -138,794        -11.5%            92.7%

Other (income) expenses                                         -7,834           -0.6%        -90,064         -7.5%           -91.3%
Interest expense, net                                           90,922            7.1%         97,381          8.1%            -6.6%
Foreign exchange loss (gain)                                   178,837           13.9%       -113,107         -9.4%          -258.1%
Monetary gain                                                     -881           -0.1%        -12,348         -1.0%           -92.9%
INTEGRAL FINANCING COST                                        268,878           20.9%        -28,074         -2.3%         -1057.7%

INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST                                 -528,483          -41.1%        -20,656         -1.7%          2458.5%

Equity in losses of subsidiaries                                    24            0.0%           -271          0.0%          -108.9%
Taxes                                                           49,693            3.9%         20,897          1.7%           137.8%

NET LOSS BEFORE
MINORITY INTEREST                                             -578,200          -44.9%        -41,282         -3.4%          1300.6%
Minority interest                                               -2,255           -0.2%           -830         -0.1%           171.7%
NET LOSS                                                      -575,945          -44.8%        -40,452         -3.4%          1323.8%
------------------------------------------------------------------------------------------------------------------------------------